

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 27, 2006

Mr. Richard W. Hughes
President and Chief Executive Officer
Amador Gold Corp.
711-675 West Hastings Street
Vancouver, British Columbia Canada V6B 1N2

> **Re: Amador Gold Corp.**
> **Form 20-F for the Fiscal Year Ended October 31, 2005**
> **Filed April 24, 2006**
> **File No. 000-50422**

Dear Mr. Hughes:

We have reviewed your Form 20-F for the Fiscal Year October 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended October 31, 2005

Tabular Disclosure of Contractual Obligations, page 34

1.   We note your tabular disclosure of contractual obligations includes option payments related to your various mining interest projects. As defined in Item 5.F.2 of Form 20-F, contractual obligations are agreements to purchase goods or services that are enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the

transactions. Tell us whether you believe each of these option payments disclosed meets the definition of contractual obligations.

If these option payments do not meet the definition of a contractual obligation, please label the table with a more descriptive caption, such as "option payments necessary to retain property interests," or similar language that would serve to differentiate these from contractual obligations you may have presently or in the future; under these circumstances please also modify your narrative to include disclosure indicating that such payments are optional and not contractual on the part of the company.

<u>Controls and Procedures, page 64</u>

2.   Please disclose whether there were any changes in your internal control over financial reporting that you identified in connection with you evaluation of your disclosure controls and procedures that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting, as required under Item 15(d) of Form 20-F.

<u>Financial Statements, page F-1</u>

<u>Auditors' Report, page F-3</u>

3.   We note that your financial statements as of October 31, 2004 and for the years ended October 31, 2004 and 2003 were audited by another accounting firm. Once you have obtained permission from the predecessor accountant, and a reissuance of the audit opinion, you should amend your filing to include the report of the predecessor accountant within the document.

<u>Note 4 – Share Capital, page F-15</u>

4.   At Note 4(c)(vi) you state that you recorded the issuance of units to settle debt in fiscal 2004 although the units were not formally issued until fiscal 2005. Please explain to us your basis for recording the extinguishment of this debt in 2004 rather than in 2005, the period in which you remitted payment to settle the debt.

<u>Engineering Comments</u>

General

5.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that the SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR and you are able to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900.

Property, Plants and Equipment, page 16

6.   In this section, please describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties, such as those adjacent to the Maskootch Lake property on page 19 and the Fripp property on page 27.

Ajax Property, Ontario, page 23

7.   Disclosure of "Mineral Resource" estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7, if the estimates meet the standards set by National Instrument 43-101. Your disclosure indicates that the mineral resource estimates for the Ajax property do not meet these standards. Please remove the Ajax resource estimates from you disclosure.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief